Exhibit (a)(14)

RESOLUTIONS

OF THE BOARD OF DIRECTORS OF

WILLIAM LYON HOMES

a Delaware corporation

(March 17, 2006)

1. Establishment of Special Committee to Consider Tender Offer.

WHEREAS, the stockholders of this corporation have received an offer dated March 17, 2006 (the “Offer”) from General William Lyon, the controlling stockholder, Chairman of the Board and Chief Executive Officer of the corporation (“General Lyon”), to purchase all shares of common stock of the corporation (the “Common Stock”) that are not owned by General Lyon or by the trusts of which General Lyon’s son is sole beneficiary;

RESOLVED FURTHER, that the Special Committee be, and it hereby is, authorized to act on behalf of this corporation in authorizing the issuance of press releases and other public statements (including, but not limited to, filings with the Securities and Exchange Commission and with national securities exchanges) as it considers appropriate regarding its activities;